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May 1, 2006	MEXICO CITY MONTERREY PARIS LONDON RIO DE JANEIRO VICTÓRIA

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Daniel F. Duchovny

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Texas Industries, Inc.

TXI Capital Trust I

Schedule TO-I

Filed April 12, 2006

File No. 005-51233

Dear Mr. Duchovny:

On behalf of Texas Industries, Inc. (“TXI”) and TXI Capital Trust I (the “Trust”), we enclose for filing under the Securities Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, Amendment No. 1 to Schedule TO (“Amendment No. 1”). In addition, we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 24, 2006 to Talmadge Singer. Our responses, as applicable, are based upon information provided to us by or on behalf of TXI. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

Schedule TO-I

Comment No. 1:

Provide an analysis supporting your conclusion that the exemption provided by section 3(a)(9) of the Securities Act of 1933 is available for this transaction. In this regard, explain why you believe that the trust and Texas Industries are the same issuer for purposes of the section 3(a)(9) exemption.

Response: Section 3(a)(9) under the Securities Act of 1933, as amended (the “Securities Act”), exempts from registration “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

TXI and the Trust are the Same Issuer. For Section 3(a)(9) to be available, both the security issued and the security surrendered must be those of the same issuer. The Division of Corporation Finance’s Manual of Telephone Interpretations states that “the Division has agreed that a parent may rely on the Section 3(a)(9) exemption to issue its own securities to holders of a wholly-owned subsidiary’s debt securities supported by the parent’s full and unconditional guarantee.” SEC Division of Corporation Finance, Manual of Telephone Interpretations #2S (March 1999). The Trust is a wholly-owned subsidiary of TXI. Holders of the 5.5% Shared Preference Redeemable Securities (the “Trust Securities”) generally have no voting rights. Rather, holders of Trust Securities are entitled to receive cumulative cash distributions at an annual rate of 5.5% of the liquidation amount of $50 per Trust Security, accruing from the date of original issuance and payable in quarterly arrears. The distribution rate corresponds to the interest rate on TXI’s 5.5% Convertible Subordinated Debentures due 2028 (the “Convertible Subordinated Debentures”). Payment of distributions and payments on liquidation or the redemption of Trust Securities are fully and unconditionally guaranteed by TXI.

Further, a series of SEC no-action letters stands for the proposition that entities and their wholly-owned trust subsidiaries satisfy the issuer identity requirement of Section 3(a)(9). See e.g., Saatchi & Saatchi Co. Plc (May 18, 1989); Attwoods Plc (January 28, 1991); and SunTrust Banks, Inc. (July 16, 1999). Under a substantially identical relationship to the relationship between TXI and the Trust, the Staff took a no action position with respect to conversions in which Saatchi & Saatchi Company PLC and Attwoods Plc proposed to convert preferred shares (the “Preference Shares”) of their wholly-owned subsidiaries into its ordinary shares (the “Ordinary Shares”). Saatchi and Attwoods satisfied the issuer identity requirement by relying on Section 2(1) of the Securities Act. The term “security” is defined in the Securities Act to include the “guarantee of” any stock. Consequently, each of the guarantees of Saatchi and Attwoods attaching to the Preference Shares were securities issued by Saatchi and Attwoods, and each holder of the Preference Shares was a security holder of Saatchi or Attwoods. Thus the essence of the conversion was the exchange of Ordinary Shares for guarantees by Saatchi or Attwoods with their existing security holders. Because each guarantee by TXI of redemption payments of Trust Securities and of the right to convert Trust Securities into TXI’s common stock (the

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

“Guarantees”) is a security issued by TXI, each holder of Trust Securities is an existing security holder of TXI. The exchange mechanics amount to the issuance of TXI’s common stock in exchange for other securities (the Guarantees) of TXI with its existing security holders.

The Staff has also considered “Economic reality” in a series of no action letters in which the Staff decided that financing subsidiaries need not separately comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act. See, e.g., General Motors Corporation, General Motors Capital Trust D, General Motors Capital Trust G (January 21, 1998); BankBoston Corporation, BankBoston Capital Trust III (January 13, 1998); Mellon Bank Corporation, Mellon Capital II (November 6, 1997); Time Warner, Inc. (October 10, 1996); and The News Corporation Limited, News America Holdings Incorporated (May 15, 1992). This position provides that, where an issuer of a guaranteed security is wholly owned by the guarantor and has essentially no independent operations, the guarantee is full and unconditional and the parent guarantor is a reporting company under the Exchange Act, the issuer subsidiary, upon application to the Commission, would be conditionally exempted pursuant to Section 12(h) of the Exchange Act from reporting obligations.

The Trust is purely a financing vehicles for TXI and has no independent operations or economic substance. The Trust is a special purpose entity that exist for the exclusive purposes of (i) issuing the Trust Securities, (ii) investing the proceeds therefrom in the Convertible Subordinated Debentures and (iii) engaging in only those other activities incidental or necessary thereto. The Trust’s capitalization consists exclusively of (x) common stock, all of which is owned by TXI, and (y) the Trust Securities, and its sole assets are TXI’s Convertible Subordinated Debentures, which provide the cash flow to service the Trust’s respective payment obligations in respect of the Trust Securities. Given the Trust’s limited purposes and inability to engage in any activities unrelated to the issuance of the Trust Securities and its absolute dependence on TXI with respect to all payments in connection with the Trust Securities, the Trust is not a separate viable economic entity. Accordingly, purchasers of the Trust Securities considering tendering such securities in the exchange offer, will look entirely to the credit of TXI in making their investment decision.

This position is consistent with a long line of Staff no action letters with respect to exchanges of debt or preferred stock of a subsidiary for securities of a parent where the parent has guaranteed the subsidiaries’ obligations with respect to such debt or preferred security. See, e.g., SunTrust; Echo Bay Mines Ltd, Echo Bay Resources Inc. (May 18, 1998); Warnaco Group, Inc., Designer Holdings Ltd., Designer Finance Trust (August 7, 1998); Homestake Mining Company, Homestake Canada, Inc. (August 28, 1998); Echo Bay Mines, Ltd., Echo Bay Finance Corp. (July 27, 1992); Attwoods Plc; Saatchi & Saatchi Corp.; Daisy Systems Corp. (April 10, 1989); McKesson Corp. (August 10, 1987); The Timken Co. and the Tenax Co. (January 20, 1986); ECL Industries, Inc. and Norlin Corp. (December 16, 1985); and Baxter Trevenol Laboratories, Inc. (July 8, 1983). The critical factor in each of these letters, as is the case with the Trust, is that holders of the subsidiaries’ securities were looking to the credit of the parent, not the subsidiary, in making their investment decision.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

No Commission or Remuneration will be Paid in Connection with the Exchange Offer. To qualify for the Section 3(a)(9) exemption, no commission or other renumeration can be paid in connection with soliciting the exchange offer. The Staff has concluded in a number of no action letters that payments to investor relations firms in connection with an exchange offer will not constitute the payment of a commission or remuneration for purposes of Section 3(a)(9) where the services to be rendered are merely administrative, the agent does not make any recommendations and the fee is not tied to the consummation of the exchange or the number of securities exchanged. See, e.g., SunTrust; Petroleum Geo-Services ASA (June 8, 1999); Calton, Inc. and Subsidiaries (September 30, 1991); International Controls Corporation (August 6, 1990); Seaman Furniture Co., Inc. (October 10, 1989); Mortgage Investors of Washington (October 8, 1980); Hamilton Brothers Petroleum Corp. (August 14, 1978); Valhi, Inc. (October 15, 1976); The Carter Organization, Inc. (April 7, 1975); and Georgeson & Co. (June 11, 1973). The roles of the exchange agent and information agent in connection with the exchange offer will be limited to merely administrative services. Moreover, the exchange agent and the information agent will each be paid fees that are not contingent on consummation of the Exchange Offer or tied to the number of securities tendered. Accordingly, TXI’s payment of such fees will not constitute “commissions or other renumeration” for purposes of Section 3(a)(9).

We note additionally the additional payment being made to tendering security holders above that which would be paid to security holders who redeemed their securities under the terms of the trust agreement.

Response: TXI is exchanging Trust Securities for its Common Stock in the exchange offer. TXI has built a premium into the conversion ratio for the Exchange Offer. The Trust Securities are freely convertible at any time into Common Stock at the option of the Trust Security holder under the terms of the trust agreement, yet all of the Trust Securities remain outstanding, and no Trust Securities are being tendered under the terms of the trust agreement governing the Trust Securities. As an inducement to exchange the Trust Securities for Common Stock, TXI is offering a premium to Trust Security holders to exchange their Trust Securities for TXI’s common stock.

Comment No. 2:

We note your soliciation of consents to amend the trust agreement. Provide an analysis supporting your conclusion that Regulation 14A is not applicable to this solicitation.

Response: TXI has withdrawn the consent soliciation in Amendment No. 1.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

Item 10. Financial Statements

Comment No. 3:

It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A. Please provide the pro forma financial information pursuant to Item 1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov for additional guideance.

Response: Amendment No. 1 includes additional summarized financial information and pro forma financial information in compliance with Items 1010(a) and (b) of Regulation M-A and Instruction 6 to Item 10 of Schedule TO. Attached as Exhibit (a)(1).7 to Amendment No. 1 is the form of supplemental letter that is being disseminated to holders of Trust Securities. Excerpts of the additional summarized financial information and pro forma financial information referred to in your comment are included in the supplement letter as well as the section entitled “Comparison of Rights” referred to in your Comment 13.

Offer to Exchange

Summary of the Offer and Consent Solicitation, page 1

Comment No. 4:

Please provide a summary of all the terms of the tender offer. We note, for example, that the offer may have certain conditions described in the section “Termination of Offer and Consent Solicitation” on page 20. In this respect, it appears that unless a majority of the subject securities are tendered, you will not accept any tendered securities. If this is true, please state so in this summary.

Response: TXI has revised the section “Summary of the Offer” to provide a summary of all of the terms of the tender offer. TXI has withdrawn the consent solicitation in Amendment No.1.

Summary of Additional Terms, page 1

Comment No. 5:

Please revise the language in the last paragraph of page 4 that states that you will deliver the common stock to the exchange agent “as promptly as practicable” after the expiration of the offer to state that you will deliver those securities “promptly,” as required by Rule 13e-4(f)(5). Please make a similar revision in the response to “When will I receive the common stock…?” on page 8.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

Response: TXI has revised Amendment No. 1 on pages 4, 6 and 7 to make the requested revision.

Comment No. 6:

In response to “Will I have to pay any fees or commissions if I tender my trust securities?”, please clarify what fees and commissions, if any, a security holder would incur if it held the securities other than through a broker or other nominee.

Response: All Trust Securities are held through brokers or nominees.

Risk Factors

Holders of Trust Securities who participate in the exchange offer, page 15

Comment No. 7.

Please describe briefly the “contractual and legal rights” security holders will lose upon tendering their securities.

Response: TXI has revised Amendment No. 1 on page 20 to briefly describe the “contractual and legal rights” security holders will lose upon tendering their securities.

In the future, we may acquire any Trust Securities that are not tendered, page 16

Comment No. 8.

Clarify your current intent as to the future purchases described in this risk factor, including, if known, information about pricing. Please make a similar revision in the section titled “Purchases of Trust Securities by Us” on page 26.

Response: TXI has revised Amendment No. 1 on pages 21 and 31 to clarify its intent to call for redemption all Trust Securities pursuant to the terms of the trust agreement governing the Trust Securities. The redemption price for the Trust Securities will be $50 plus accrued and unpaid distributions.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

The Offer and Consent Solicitation

Terms of the Offer and Consent Solicitation, page 19

Comment No. 9.

The second bullet point in the penultimate paragraph in this page indicates that the company may terminate the offer at any time for any reason in its sole discretion. The right to terminate the offer for any reason would render the offer illusory. Please revise to eliminate this right or clarify here and throughout your offer document and letter of transmittal.

Response: TXI has revised Amendment No. 1 to eliminate this right throughout Amendment No. 1. See response to Comment No. 10.

Termination of the Offer and Consent Solicitation, page 20

Comment No. 10.

It appears that the disclosure in the bullet points describes conditions to the offer. If so, please identify them as such and clarify the meaning of (1) a material impairment to your ability to complete the current transaction and (ii) a material adverse change or development. Note that conditions may not be subject to your sole discretion and that you should include a reasonable standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Response: TXI has revised Amendment No. 1 on pages 24 and 25 (i) to identify these bullet points as conditions to the offer under the section title “Conditions to the Offer,” (ii) to make the requested clarifications and (iii) to add a “reasonable standard.”

Material United States Federal Income Tax Considerations, page 29

Comment No. 11.

Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Also, while you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and elsewhere in your offer document.

Response: TXI has revised Amendment No. 1 to delete the referenced legend. TXI has revised Amendment No. 1 to make the requested revisions regarding consultation with individual tax advisors as well as legal counsel.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

Interests of Directors and Officers, page 32

Comment No. 12.

With respect to your disclosure in the last paragraph of page 34, please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response: TXI has revised Amendment No. 1 on page 40 to delete the qualifier.

Description of Capital Stock, page 28

Comment No. 13.

Please provide an explanation of any material differences in the rights of common stock holders and trust security holders as a result of the transaction. Refer to Item 1004(a)(1)(x) of Regulation M-A.

Response: TXI has revised Amendment No. 1 to include a section entitled “Comparison of Rights” on page 33 that provides an explanation of any material differences in the rights of holders of TXI’s common stock and holders of Trust Securities as a result of the transaction.

Incorporation of Documents by Reference, page 36

Comment No. 14.

We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Response: TXI has revised Amendment No. 1 on page 41 to comply with Schedule TO and General Instruction F to Schedule TO.

Letter of Transmittal

Comment No. 15.

Refer to your requirement that a tendering security holder acknowledge that the issuance of the common stock is exempt from registration pursuant to Section 3(a)(9) of the Securities Act (penultimate paragraph of the letter a tendering security holder would deliver to you). The request is inappropriate and should be deleted.

Daniel F. Duchovny

Securities and Exchange Commission

May 1, 2006

Response: TXI has revised the letter of transmittal to delete the acknowledgment that the issuance of the common stock is exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Comment No. 16.

Please clarify the first sentence in the second paragraph of the second page of the letter referred to immediately above. It appears that some words may be missing.

Response: TXI has revised the letter of transmittal to clarify such sentence.

Exhibit (a)(5)

Comment No. 17.

You stated in this press release that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www. sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response: TXI will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

Please direct any questions or additional comments regarding Amendment No. 1 and this letter to Joe Dannenmaier at (214) 969-1393 or the undersigned at (214) 969-1374.

Very truly yours,

/s/ S. Talmadge Singer II